FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2004 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

PROCESSED
JUL 3 0 2004
THOMSON FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the twelve months and quarter ended June 30, 2004. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Management Discussion and Analysis on the Financial Condition and Results of Operations of the Company
- Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers and Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data
- Declaration from the Company Officials Responsible for the Information

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**62,276,853**	**100**	**63,834,721**	**100**
2	**ACTIVO CIRCULANTE**	**7,825,646**	**13**	**9,769,934**	**15**
3	EFECTIVO E INVERSIONES TEMPORALES	2,388,713	4	3,914,170	6
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,096,209	2	1,063,151	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	557,554	1	857,872	1
6	INVENTARIOS	2,427,176	4	2,651,851	4
7	OTROS ACTIVOS CIRCULANTES	1,355,994	2	1,282,890	2
8	**LARGO PLAZO**	**515,120**	**1**	**1,105,880**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	43,437	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	471,683	1	1,105,880	2
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,072,238**	**29**	**18,706,406**	**29**
13	INMUEBLES	2,552,344	4	2,490,488	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	26,280,940	42	25,784,198	40
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	11,490,743	18	10,648,450	17
17	CONSTRUCCIONES EN PROCESO	729,697	1	1,080,170	2
18	**ACTIVO DIFERIDO (NETO)**	**35,863,849**	**58**	**34,252,501**	**54**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**36,008,341**	**100**	**42,365,071**	**100**
21	**PASIVO CIRCULANTE**	**8,098,651**	**22**	**10,881,064**	**26**
22	PROVEEDORES	3,503,058	10	3,523,783	8
23	CREDITOS BANCARIOS	2,169,480	6	4,018,138	9
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	170,587	0	997,984	2
26	OTROS PASIVOS CIRCULANTES	2,255,526	6	2,341,159	6
27	**PASIVO A LARGO PLAZO**	**24,898,089**	**69**	**27,279,131**	**64**
28	CREDITOS BANCARIOS	14,868,314	41	27,279,131	64
29	CREDITOS BURSATILES	10,000,000	28	0	0
30	OTROS CREDITOS	29,775	0	0	0
31	**CREDITOS DIFERIDOS**	**111,362**	**0**	**1,124,394**	**3**
32	**OTROS PASIVOS**	**2,900,239**	**8**	**3,080,482**	**7**
33	**CAPITAL CONTABLE**	**26,268,512**	**100**	**21,469,650**	**100**
34	**PARTICIPACION MINORITARIA**	**649,351**	**2**	**161,930**	**1**
35	**CAPITAL CONTABLE MAYORITARIO**	**25,619,161**	**98**	**21,307,720**	**99**
36	**CAPITAL CONTRIBUIDO**	**14,244,969**	**54**	**14,244,969**	**66**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,503	3	820,503	4
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,878,158	7	1,878,158	9
39	PRIMA EN VENTA DE ACCIONES	11,546,308	44	11,546,308	54
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**11,374,192**	**43**	**7,062,751**	**33**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	11,233,340	43	9,363,507	44
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	2	400,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,860,210)	(11)	(3,578,360)	(17)
45	**RESULTADO NETO DEL EJERCICIO**	2,601,062	10	877,604	4

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **2** ANO: **2004**

ESTADO DE SITUACION FINANCIERA
AL 30 DE JUNIO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) ***Impresión Final***

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,388,713**	**100**	**3,914,170**	**100**
46	EFECTIVO	865,176	36	602,354	15
47	INVERSIONES TEMPORALES	1,523,537	64	3,311,816	85
18	**CARGOS DIFERIDOS**	**35,863,849**	**100**	**34,252,501**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,269,493	4	1,290,623	4
49	CREDITO MERCANTIL	34,594,356	96	32,961,878	96
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**8,098,651**	**100**	**10,881,064**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	4,797,335	59	5,687,582	52
53	PASIVOS EN MONEDA NACIONAL	3,301,316	41	5,193,482	48
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,255,526**	**100**	**2,341,159**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,255,526	100	2,341,159	100
27	**PASIVO A LARGO PLAZO**	**24,898,089**	**100**	**27,279,131**	**100**
59	PASIVO EN MONEDA EXTRANJERA	8,833,087	35	12,508,185	46
60	PASIVO EN MONEDA NACIONAL	16,065,002	65	14,770,946	54
29	**CREDITOS BURSATILES LARGO PLAZO**	**10,000,000**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	10,000,000	100	0	0
30	**OTROS CREDITOS**	**29,775**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	29,775	100	0	0
31	**CREDITOS DIFERIDOS**	**111,362**	**100**	**1,124,394**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	111,362	100	1,124,394	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**2,900,239**	**100**	**3,080,482**	**100**
68	RESERVAS	608,362	21	588,362	19
69	OTROS PASIVOS	2,291,877	79	2,492,120	81
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,860,210)**	**100**	**(3,578,360)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(2,860,210)	(100)	(3,578,360)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **2** ANO: **2003**

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(273,005)	(1,111,130)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	608,362	579,467
74	NUMERO DE FUNCIONARIOS (*)	406	633
75	NUMERO DE EMPLEADOS (*)	30,609	36,844
76	NUMERO DE OBREROS (*)	24,364	21,892
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,374,197	1,846,374,197
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**21,642,474**	**100**	**13,828,028**	**100**
2	COSTO DE VENTAS	11,110,715	51	6,877,009	50
3	**RESULTADO BRUTO**	**10,531,759**	**49**	**6,951,019**	**50**
4	GASTOS DE OPERACION	7,200,733	33	4,073,971	29
5	**RESULTADO DE OPERACION**	**3,331,026**	**15**	**2,877,048**	**21**
6	COSTO INTEGRAL DE FINANCIAMIENTO	838,575	4	1,333,812	10
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**2,492,451**	**12**	**1,543,236**	**11**
8	OTRAS OPERACIONES FINANCIERAS	138,910	1	106,702	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**2,353,541**	**11**	**1,436,534**	**10**
10	PROVISION PARA IMPUESTOS Y P.T.U.	927,415	4	548,539	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**1,426,126**	**7**	**887,995**	**6**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,426,126**	**7**	**887,995**	**6**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,426,126**	**7**	**887,995**	**6**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(1,175,000)	(5)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**2,601,126**	**12**	**887,995**	**6**
19	PARTICIPACION MINORITARIA	64		10,391	0
20	**RESULTADO NETO MAYORITARIO**	**2,601,062**	**12**	**877,604**	**6**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**21,642,474**	**100**	**13,828,028**	**100**
21	NACIONALES	12,811,338	59	10,401,501	75
22	EXTRANJERAS	8,831,136	41	3,426,527	25
23	CONVERSION EN DOLARES (***)	1,879,944	9	1,201,152	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**838,575**	**100**	**1,333,812**	**100**
24	INTERESES PAGADOS	1,213,890	145	494,912	37
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	74,514	9	132,671	10
27	GANANCIA EN CAMBIOS	(203,612)	(24)	(978,473)	(73)
28	RESULTADO POR POSICION MONETARIA	(504,413)	(60)	(6,902)	(1)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**138,910**	**100**	**106,702**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	138,910	100	106,702	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) N VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**927,415**	**100**	**548,539**	**100**
32	I.S.R.	572,913	62	283,634	52
33	I.S.R. DIFERIDO	253,190	27	170,943	31
34	P.T.U.	101,312	11	93,962	17
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	21,522,507	13,711,066
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	44,737,580	23,579,978
39	RESULTADO DE OPERACION (**)	7,346,946	5,329,260
40	RESULTADO NETO MAYORITARIO (**)	4,103,954	1,866,812
41	RESULTADO NETO (**)	4,114,354	1,877,212

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF TRIMESTRE: 2 ANO: 2004

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ABRIL AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,074,000**	**100**	**9,462,100**	**100**
2	COSTO DE VENTAS	5,648,900	51	4,770,800	50
3	**RESULTADO BRUTO**	**5,425,100**	**49**	**4,691,300**	**50**
4	GASTOS DE OPERACION	3,676,600	33	2,854,200	30
5	**RESULTADO DE OPERACION**	**1,748,500**	**16**	**1,837,100**	**19**
6	COSTO INTEGRAL DE FINANCIAMIENTO	813,600	7	1,264,800	13
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**934,900**	**8**	**572,300**	**6**
8	OTRAS OPERACIONES FINANCIERAS	73,100	1	48,700	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**861,800**	**8**	**523,600**	**6**
10	PROVISION PARA IMPUESTOS Y P.T.U.	312,800	3	126,500	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**549,000**	**5**	**397,100**	**4**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**549,000**	**5**	**397,100**	**4**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**549,000**	**5**	**397,100**	**4**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(1,175,000)	(11)	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,724,000**	**16**	**397,100**	**4**
19	PARTICIPACION MINORITARIA				
20	**RESULTADO NETO MAYORITARIO**	**1,724,000**	**16**	**397,100**	**4**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**11,074,000**	**100**	**9,462,100**	**100**
21	NACIONALES	6,662,049	60	6,602,740	70
22	EXTRANJERAS	4,411,951	40	2,859,360	30
23	CONVERSION EN DOLARES (***)	961,928	9	821,912	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**813,600**	**100**	**1,264,800**	**100**
24	INTERESES PAGADOS	634,200	78	395,700	31
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	41,300	5	65,400	5
27	GANANCIA EN CAMBIOS	(259,600)	(32)	24,200	2
28	RESULTADO POR POSICION MONETARIA	(38,900)	(5)	958,700	76
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**73,100**	**100**	**48,700**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	73,100	100	48,700	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) N VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**312,800**	**100**	**126,500**	**100**
32	I.S.R.	79,663	25	(96,210)	(76)
33	I.S.R. DIFERIDO	179,888	58	162,984	129
34	P.T.U.	53,249	17	59,726	47
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE JUNIO DE 2004 Y 2003

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**2,601,126**	**887,995**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	907,564	869,120
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**3,508,690**	**1,757,115**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(495,735)	(1,413,286)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**3,012,955**	**343,829**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(2,281,460)	17,996,173
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(520,989)	9,979,601
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(2,802,449)**	**27,975,774**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(695,784)**	**(31,024,390)**
10	INCREMENTO (DECREMENTO) TO EN EFECTIVO E INVERSIONES TEMPORALES	(485,278)	(2,704,787)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	2,873,991	6,618,957
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,388,713	3,914,170

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**907,564**	**869,120**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	610,492	385,868
14	+ (-) INCRE. (DECRE.) ETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	297,136	483,252
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	(64)	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(495,735)**	**(1,413,286)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	204,439	319,406
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(271,248)	(627,740)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(64,332)	575,012
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	8,922	(199,026)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(373,516)	(1,480,938)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(2,281,460)**	**17,996,173**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(2,452,350)	18,964,995
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	460,610	(893,168)
27	(-) ORTIZACION DE FINANCIAMIENTOS BANCARIOS	(289,720)	(75,654)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) MORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(520,989)**	**9,979,601**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(520,989)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	9,979,601
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(695,784)**	**(31,024,390)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	(30,131,673)
35	(-) DQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(485,202)	(820,748)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(210,582)	(71,969)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	12.02	%	6.42	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	16.02	%	8.76	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	6.61	%	2.94	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	21.79	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	19.39	%	0.78	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.72	veces	0.37	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.48	veces	1.26	veces
8	ROTACION DE INVENTARIOS (**)	9.40	veces	4.41	veces
9	DIAS DE VENTAS POR COBRAR	8	días	12	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	4.00	%	2.17	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	57.82	%	66.37	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.37	veces	1.97	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	37.85	%	42.95	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	137.77	%	145.83	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	2.74	veces	5.81	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.24	veces	0.56	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.97	veces	0.90	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.67	veces	0.65	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.22	veces	0.23	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	29.50	%	35.97	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	16.21	%	12.71	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(2.29)	%	(10.22)	%
23	RECURSOS GENERADOS (UTILIZADOS) LA OPERACION A INTERESES PAGADOS	2.48	veces	0.69	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	81.41	%	64.33	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	18.59	%	35.67	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) N ACT. DE INV.	69.73	%	2.65	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.00		$ 2.00	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00		$ .00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 13.88		$ 11.54	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.88	veces	2.14	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	18.00	veces	23.00	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

2004
RESULTADOS DEL SEGUNDO TRIMESTRE

Ingresos totales fueron de Ps.11,074.0 millones.
Utilidad operativa fue de Ps.1,748.5 millones con un margen operativo de 15.8%.
Utilidad neta mayoritaria antes de partidas extraordinarias fue de Ps.549.0 millones, resultando en Ps.0.297 de utilidad por acción.
Deuda total al final del trimestre fue de U.S.$2,318.6 millones.

Ciudad de México (28 de julio de 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) ("Coca-Cola FEMSA" o la "Compañía"), el embotellador más grande de productos Coca-Cola de Latinoamérica y el segundo más grande del mundo, anunció hoy sus resultados consolidados para el segundo trimestre y el primer semestre de 2004.

"Hemos operado nuestros nuevos territorios por poco más de un año. Durante este periodo nos hemos enfocado a fortalecer nuestra ejecución en el mercado y a lo largo de la cadena de valor. Hemos identificado e implementado exitosamente mejores prácticas operativas las cuales nos han apoyado a alcanzar mejores niveles de eficiencia tanto en manufactura como en distribución. A pesar de un ambiente competitivo más complejo en México, nuestras estrategias de segmentación de precios y productos están fortaleciendo nuestro portafolio de marcas. Estamos en el camino correcto para crear continuamente valor para nuestros accionistas" comentó Carlos Salazar, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Nuestros ingresos consolidados fueron de Ps.11,074.0 millones para el segundo trimestre de 2004. El precio promedio por caja unidad fue de Ps.24.26 (U.S.$2.11) y la utilidad operativa consolidada fue de Ps.1,748.5 millones, resultando en un 15.8% de margen de utilidad.

Durante el segundo trimestre de 2004, el costo integral de financiamiento fue de Ps.813.6 millones. Este refleja mayores gastos de intereses acumulados relacionados con la deuda adicional incurrida y asumida en conexión con la adquisición de Panamco, y por la depreciación del peso mexicano frente al U.S. dólar, año contra año, aplicada a nuestra deuda denominada en U.S. dólares.

Durante el segundo trimestre de 2004, la tasa efectiva de impuestos fue de 36.3%. Esta tasa efectiva refleja una deducción no recurrente de pérdidas de ejercicios anteriores en nuestra división de Latincentro.

Nuestra utilidad neta mayoritaria consolidada, antes de partidas extraordinarias fue de Ps.549.0 millones para el segundo trimestre de 2004, resultando en Ps.0.297 (U.S.$0.258 por ADS) de utilidad por acción ("UPA") calculada en base a 1,846 millones de acciones (cada ADS representa 10 acciones locales). Incluyendo partidas netas extraordinarias por Ps.1,175.0 millones resultado de un reembolso de impuestos neto de intereses y ajustes generados por un diferente criterio en la deducción de los enfriadores por un monto de Ps.83.5 millones. Nuestra utilidad mayoritaria neta fue de Ps.1,724.0

millones, resultando en UPA de Ps.0.933 (U.S.$0.811 por ADS).

BALANCE GENERAL

Al 30 de junio de 2004, el saldo en caja de Coca-Cola FEMSA era de Ps.2,389 millones (U.S.$207.6 millones), la deuda total de corto plazo era de Ps.1,794 millones (U.S.$155.9 millones), y la deuda de largo plazo fue de Ps.24,898 millones (U.S.$2,163.2 millones).

Durante el segundo trimestre de 2004, la Compañía redujo U.S.$148.7 millones de deuda total utilizando U.S.$111 millones de efectivo en caja y de generación de flujo, y la diferencia, se debe a la depreciación sufrida en el tipo de cambio, utilizado para expresar en U.S. dólares, la deuda denominada en pesos mexicanos. En el segundo trimestre refinanciamos U.S.$458.1 millones de la deuda de la Compañía con vencimientos entre 2005 y 2008. Para alcanzar esto, contratamos créditos bancarios por los montos de U.S.$115 millones y Ps.3,000 millones con vencimientos entre 5 y 7 años.

Las siguientes tablas muestran la composición de la deuda por moneda y tasa de interés, así como los periodos de amortización de nuestra deuda, al 30 de junio de 2004:

Moneda	% Deuda Total	% Tasa de Interés Variable	Tasa Promedio(1)
U.S. dólares	37 %	26 %	6.66 %
Pesos mexicanos	61 %	32 %	8.61 %
Pesos colombianos	2 %	100 %	10.30 %

(1) Tasa de interés promedio anualizada para el segundo trimestre de 2004.

Periodos de amortización de deuda
Cantidades en Millones (moneda local)(1)

	U.S. dólares	Pesos mexicanos	Pesos colombianos
2004	$ 153.4		
2005	7.3	Ps. 2,750.0	Col. 65,750
2006	214.0	1,298.8	45,000
2007	14.0	2,000.0	34,250
2008	6.8	3,750.0	
2009 en adelante	455.0	6,150.0	

(1)Amortización de la deuda valuada a valor nominal al 30 de junio de 2004.

RESULTADOS DE OPERACIÓN POR TERRITORIO

Empezamos a consolidar los resultados de nuestros nuevos territorios durante el segundo trimestre de 2003 de conformidad con los Principios de Contabilidad Generalmente Aceptados en México ("PCGA mexicanos"). Corporación Interamericana de Bebidas S.A. de C.V., anteriormente conocida como Panamerican Beverages, Inc. ("Panamco") históricamente preparó sus estados financieros de conformidad con los principios contables estadounidenses y en

U.S. dólares. Nosotros hemos preparado históricamente y continuaremos preparando nuestros estados financieros bajo PCGA mexicanos y en pesos mexicanos. La información de los nuevos territorios bajo PCGA mexicanos y en pesos mexicanos difiere y puede no ser comparable respecto a los resultados presentados por Panamco para periodos anteriores. Adicionalmente, los resultados de Panamco no han sido incluidos en nuestros estados financieros para periodos previos a mayo de 2003.
La información financiera, para el segundo trimestre de 2004 incluye la información financiera de los tres meses de todos nuestros territorios. La información financiera trimestral de Coca-Cola FEMSA no va a ser comparable hasta el tercer trimestre de 2004 y la información anual, hasta el año de 2005.

Como mencionamos en nuestro comunicado de prensa del cuarto trimestre de 2003 diversos ajustes contables fueron registrados durante ese trimestre impactando los resultados del año completo. Estos ajustes fueron relacionados con i) el reembolso del impuesto especial a productos y servicios en México, ii) incremento de la vida útil de los enfriadores en nuestros territorios originales en México de 3 a 5 años, y iii) cambios en las políticas contables relacionadas con el tratamiento de las botellas y cajas en los países que comprenden la división de Latincentro.

Para efectos comparativos de volumen de ventas se muestra la información reportada por Panamco durante abril de 2003.

RESUMEN DEL SEGUNDO TRIMESTRE DE 2004:

	Volumen (MCU)	% Total	Utilidad de Operación (millones)	% Total	% Margen de Operación
México	257.0	56.6%	Ps. 1,368.2	78.2%	20.4%
Centroamérica	26.8	5.9%	84.5	4.8%	9.8%
Colombia	40.0	8.8%	87.1	5.0%	9.9%
Venezuela	40.6	8.9%	78.7	4.5%	7.1%
Brasil	58.7	12.9%	58.9	3.4%	6.0%
Argentina	31.4	6.9%	71.3	4.1%	13.2%
Total	454.5	100.0%	Ps.1,748.5	100.0%	15.8%

RESUMEN DEL PRIMER SEMESTRE DE 2004:

	Volumen (MCU)	% Total	Utilidad de Operación (millones)	% Total	% Margen de Operación
México	485.2	54.1%	Ps.2,550.8	76.6%	19.9%
Centroamérica	53.3	6.0%	192.4	5.8%	11.1%
Colombia	81.5	9.1%	124.4	3.7%	7.1%
Venezuela	81.5	9.1%	149.2	4.5%	6.9%
Brasil	125.2	14.0%	136.3	4.1%	6.7%
Argentina	68.5	7.7%	178.0	5.3%	15.1%
Total	895.2	100.0%	Ps.3,331.1	100.0%	15.4%

RESULTADOS DE OPERACIÓN EN MÉXICO

Ingresos

Los ingresos en nuestros territorios mexicanos fueron de Ps.6,709.8 millones en el segundo trimestre de 2004. El precio promedio por caja unidad fue de Ps.25.98 (U.S.$2.26). Excluyendo el el volumen de Ciel en presentaciones de 5.0, 19.0 y 20.0-litros nuestro precio promedio fue de Ps.29.85 (U.S.$2.59). Un cambio en la mezcla de presentaciones personales hacia presentaciones familiares fue la principal razón de nuestra reducción en precio.

Durante el trimestre, experimentamos el efecto combinado de temperaturas más bajas y niveles de precipitación más altos, especialmente en el valle de México en el mes de mayo. Como resultado nuestro volumen de ventas de refrescos cayó 1.7% comparado con el mismo periodo de 2003. Nuestro volumen de ventas total fue de 257.0 millones de cajas unidad ("MCU"), una caída de 6.0% comparado con el segundo trimestre de 2003, debido principalmente a la disminución en el volumen de ventas de agua en garrafón.

Lanzamos Manzana Lift Goleen, Nestea Light y Fanta Naranja con Chamoy, ambas extensiones de línea de productos de nuestro portafolio existente, como parte de nuestra estrategia de ofrecer continuamente nuevos sabores y opciones a nuestros consumidores.

Utilidad de Operación

Nuestra utilidad bruta fue de Ps.3,554.4 millones, un margen de 53% como porcentaje a ventas en el segundo trimestre de 2004. Durante el trimestre experimentamos incrementos en los costos de endulzantes y de PET, comparados con el primer de 2003, además de la depreciación del peso mexicano frente al U.S. dólar aplicado a nuestros materiales de empaque que están denominados en U.S. dólares.

La utilidad operativa fue de Ps.1,368.2 millones, resultando en un margen de operación de 20.4%. Mayor absorción de los gastos fijos debido al crecimiento en el volumen por la estacionalidad del negocio, compensó mayores gastos de mercadotecnia en el trimestre como resultado de la estacionalidad del mismo.

RESULTADOS DE OPERACIÓN EN CENTROAMÉRICA (Guatemala, Nicaragua, Costa Rica y Panamá)

Ingresos

Los ingresos totales de nuestros territorios centroamericanos alcanzaron Ps.866.3 millones en el segundo trimestre de 2004. El precio promedio por caja unidad fue de Ps.32.26 (U.S.$2.80), debido a incrementos de precio implementados el primer trimestre de 2004 en Costa Rica y Guatemala. En el segundo trimestre de 2004, el volumen de ventas total en los territorios de Centroamérica incrementó 1.1% a 26.8 MUC comparado con el mismo periodo de 2003, impulsado por el crecimiento de volumen en Guatemala. El volumen de ventas de Coca-Cola y Coca-Cola Light representó el 60% del volumen incremental de la región.

En el segundo trimestre de 2004 lanzamos Taí, una marca de protección de valor en multi-sabores, en presentación de 2.0 Lt Pet en Costa Rica para ofrecer a nuestros consumidores una nueva alternativa a un precio más accesible.

Utilidad de Operación

Durante el segundo trimestre de 2004 nuestra utilidad bruta fue de Ps.431.5

millones resultando en un margen bruto de 49.8%. En este periodo la compañía experimentó incrementos en los precios de insumos estratégicos comparado con el primer trimestre de 2004. La utilidad de operación fue de Ps.84.5 millones, resultando en un margen de operación de 9.8%. Durante el trimestre la compañía experimentó gastos de administración mayores debido a incrementos salariales que fueron parcialmente compensados por la reducción en el gasto de mercadotecnia.

RESULTADOS DE OPERACIÓN EN COLOMBIA

Ingresos

En Colombia, los ingresos totales fueron de Ps.881.8 millones en el segundo trimestre de 2004. El precio promedio por caja unidad fue de Ps.22.05 (U.S.$1.92), incrementando con respecto al primer trimestre de 2004 debido al 14% de incremento de precios promedio implementado en mayo de 2004. El volumen de ventas de refrescos permaneció prácticamente sin cambio comparado con el segundo trimestre de 2003, el 4.4% del crecimiento en el volumen de la categoría de colas más que compensó la caída en los volúmenes de refrescos de sabores. La implementación de estrategias de administración de ingresos con el objetivo de incrementar la rentabilidad del negocio de agua ocasionó la caída del 17% del volumen de ventas de agua embotellada.

Utilidad de Operación

Durante el segundo trimestre de 2004, la utilidad bruta fue de Ps.405.6 millones, resultando en un 46.0% de margen bruto. La utilidad de operación fue de Ps. 87.1 millones, un 9.9% de margen de operación. Durante el trimestre la compañía experimentó menores gastos de mercadotecnia debido a estrategias coordinadas con The Coca-Cola Company.

RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos

En Venezuela los ingresos totales fueron de Ps.1,105.3 millones en el segundo trimestre de 2004, y nuestro precio promedio por caja unidad fue de Ps.27.22 (U.S.$2.36) como resultado del 14% de incremento de precios ponderado implementado a fines de marzo de este año. A pesar del incremento de precios, nuestro volumen de ventas incrementó 7.4% comparado con el segundo trimestre de 2003, debido principalmente al 18% de incremento en el volumen de refrescos de sabores el cual representó el 70% del volumen incremental. En el segundo trimestre de 2004, lanzamos una presentación de 3.1 Lt para la marca Grapette, nuestra marca de protección de valor en Venezuela, para ofrecer a nuestros consumidores una nueva alternativa a un precio más accesible

Utilidad de Operación

Durante el segundo trimestre de 2004, nuestra utilidad bruta fue de Ps.466.5 millones resultando en 42.2% de margen bruto. Durante el trimestre continuamos experimentando incremento en los precios de insumos estratégicos debido a la devaluación del bolívar venezolano respecto al U.S. dólar. Adicionalmente, el gasto de ventas y administración fue impactado por incrementos salariales en línea con la inflación implementados durante el trimestre. Estas presiones de costos fueron compensadas por mayores ingresos debido al incremento en el

precio promedio por caja unidad. Nuestra utilidad de operación fue de Ps.78.7 millones, un 7.1% de margen de utilidad de operación.

RESULTADOS DE OPERACIÓN EN BRASIL

Ingresos

En Brasil nuestros ingresos totales fueron de Ps.980.2 millones para el segundo trimestre de 2004. Nuestro precio promedio fue de Ps. 16.62 (U.S.$1.44) como resultado de incremento de precios implementado en el trimestre y un cambio favorable en la mezcla de ventas.

Durante el segundo trimestre de 2004, el volumen de ventas de refrescos en nuestros territorios brasileños incrementó 4.6% comparado con el mismo periodo de 2003, debido al 9.6% de incremento de la categoría de colas. Este es el primer trimestre que el volumen de ventas de refrescos muestra crecimiento desde que tomamos las operaciones en Brasil. Mayores volúmenes de ventas, como porcentaje de ventas en el canal tradicional, el cual es más rentable, combinado con una mejor administración de ingresos y empaques por canal y un fuerte enfoque a la marca Coca-Cola, contribuyeron a este resultado.

Utilidad de Operación

Durante el segundo trimestre de 2004, nuestra utilidad bruta fue de Ps.370.1 millones, resultando en un margen de 37.8% el cual reflejó ahorros alcanzados por el cierre de una planta y menores costos de edulcorantes. Nuestros gastos operativos en términos absolutos bajaron respecto al primer trimestre de este año como resultado de mejores prácticas operativas, incluyendo el hacer directamente algunas actividades que anteriormente se hacían a través de terceros y la implementación de estrategias para la reducción de costos. La utilidad de operación de segundo trimestre fue de Ps.58.9 millones, resultando en un 6.0% de margen de operación.

RESULTADOS DE OPERACIÓN EN ARGENTINA

La información financiera y de volumen de ventas en nuestras operaciones en Argentina no fue afectada con la adquisición de Panamco, por lo cual es totalmente comparable con periodos anteriores.

Ingresos

Nuestros ingresos totales fueron de Ps.541.8 millones, un 18.7% de incremento respecto al mismo periodo de 2003 y nuestro precio promedio por caja unidad creció 2.2% a Ps.16.59 (U.S.$1.44) como resultado de incrementos de precio implementados en el trimestre.

En el segundo trimestre de 2004 nuestro volumen de ventas total fue de 31.4 MCU, un 15.9% de incremento respecto al mismo periodo de 2003, debido principalmente a Coca-Cola y Coca-Cola Light, las cuales representaron más del 45% del volumen incremental y al incremento en el volumen de ventas de las presentaciones retornables, las cuales fueron el 27.4% del volumen total comparado con el 24.6% que fueron en el mismo periodo de 2003.

Utilidad de Operación

Nuestra utilidad bruta como porcentaje a ventas incrementó 450 puntos base, de 34.6% en el segundo trimestre de 2003 a 39.1% en el segundo trimestre de 2004. Esta mejora fue principalmente el resultado de un cambio favorable en la mezcla hacia presentaciones retornables y menores costos de edulcorantes, comparados con el segundo trimestre de 2003.

En Argentina, nuestros gastos de operación como porcentaje de ventas totales decreció 510 puntos base, de 31.0% en el segundo trimestre de 2003 a 25.9% en el segundo trimestre de 2004. Esta mejora resultó por una mayor absorción de los gastos fijos debido al 15.9% de incremento en los volúmenes de ventas. Durante el segundo trimestre de 2004 la utilidad de operación de nuestros territorios en Argentina fue de Ps.71.3 millones y el margen de utilidad de operación creció a 13.2%, un incremento de 960 puntos base comparado con el segundo trimestre de 2003.

RESUMEN DE LOS RESULTADOS DE LOS SEIS MESES

Para los seis meses terminados el 30 de junio de 2004, nuestro volumen de ventas consolidado fue de 895.2 MCU. La caída de volumen de nuestras operaciones en México, Colombia y Brasil fue compensada por el crecimiento del resto de los territorios durante los primeros seis meses del año.

Durante el primer semestre de 2004, nuestros ingresos totales fueron de Ps.21,642.5 millones, un precio promedio por caja unidad consolidado de Ps.24.04 (U.S.$2.07). Nuestro margen bruto como porcentaje a las ventas totales fue de 48.7% para el primer semestre de 2004. La utilidad de operación fue de Ps.3,331.1 millones, 15.4% como porcentaje a ingresos totales durante el primer semestre de 2004.

La utilidad neta antes de partidas extraordinarias fue de Ps.1,426.2 millones para los primeros seis meses de 2004. La utilidad neta por acción fue de Ps.0.773 (U.S.$0.671 por ADS) considerando 1,846.0 millones de acciones. La utilidad neta mayoritaria fue de Ps.2,601.2 millones resultando en una UPA de Ps.1.41 (U.S.$1.22 por ADS).

EVENTOS RECIENTES:

· En mayo de 2004 la Compañía obtuvo de los tribunales mexicanos una resolución final favorable donde se le permite deducir la cantidad de

Ps.3,049.0 millones de pesos derivados de le venta de acciones durante 2002. Como resultado de esta decisión, la Compañía esperaría recuperar Ps.1,330.3 millones de pesos, los cuales incrementaron la utilidad neta por Ps.1,258.5 millones de pesos en el segundo trimestre de 2004. Más del 85% de este incremento se recibirá en efectivo y el resto a través de deducciones impositivas.

En junio de 2004 un grupo de inversionistas brasileños, entre ellos el Sr. José Luis Cutrale recientemente nombrado miembro de nuestro consejo de administración, hicieron una contribución al capital de nuestras operaciones brasileñas a manera de intercambio del 16.9% del valor del capital de estas operaciones. El Sr. Cutrale es un empresario brasileño con amplia experiencia en la industria de productos de consumo en Brasil. y un productor a nivel internacional de jugos de fruta con clientes alrededor del mundo, incluyendo a The Minute Maid Company, una división de The Coca-Cola Company.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas de años anteriores en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores inflacionarios.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores inflacionarios.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores inflacionarios para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores inflacionarios mexicanos y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del año. Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de casas de bolsa, valuados a valor de mercado.

Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan con base en factores inflacionarios, considerando su antigüedad

promedio.

El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, con base al tiempo de transmisión de los anuncios.
Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

Propiedades, Planta y Equipo:
Se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores inflacionarios, excepto las botellas y cajas. El activo fijo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Edificios y construcciones 40 años
Maquinaria y equipo 13 años
Equipo de distribución 10 años
Otros activos 9 años

Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. La Compañía clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo.

Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y cajas, y un año para envase de plástico retornable. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no ha sido recibido depósito alguno, son registradas en resultados cuando son entregadas a los clientes.

Inversiones en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales no se tiene un valor de mercado observable, se valúan al costo de adquisición actualizado mediante la aplicación de factores derivados de la inflación del país de origen. Las inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales se tiene un valor de mercado observable fueron ajustadas a su valor de mercado, afectando las utilidades.

Otros Activos:
Estos activos representan erogaciones por los cuales los beneficios serán recibidos en años futuros, e incluyen:

· El equipo de refrigeración de procedencia nacional se actualiza aplicando los factores inflacionarios. El de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año. El equipo de refrigeración es amortizado con base en una vida útil promedio de aproximadamente cinco años a partir de 2003 y de tres años en 2002 y 2001.

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base en el plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Hasta 2002, la amortización se registraba dentro de los gastos de operación. A partir de 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Registro de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, los cuales se capitalizados de acuerdo con las disposiciones establecidas en el boletín C-8 ("Activos Intangibles" ("C-8") y se amortizan con base en el método de línea recta en un período de cuatro años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el año en que se

incurren.

Las mejoras en propiedades arrendadas, son actualizadas con base a factores inflacionarios y se amortizan en línea recta de acuerdo al plazo de los contratos de arrendamiento.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en años futuros. A partir de 2003, la Compañía empieza a aplicar el C-8, el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Antes de 2003, el exceso en el precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios, era considerado como crédito mercantil. Con la adopción del C-8, la Compañía considera ese exceso. como derechos para producir y distribuir productos de la manera Coca-Cola. La Compañía clasifica sus activos intangibles en: activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida indefinida no son amortizados. Están sujetos a una revisión periódica de deterioro y consisten en derechos de distribución y acuerdos para embotellar de Coca-Cola FEMSA que representan los derechos de producir, empaquetar, distribuir y vender bebidas con la marca registrada Coca-Cola en los territorios adquiridos. Estos acuerdos son contratos estándar que The Coca-Cola Company lleva a cabo con embotelladores fuera de Estados Unidos de América para la venta de los concentrados de ciertas marcas registradas de refresco de Coca-Cola. Los principales acuerdos para embotellar tienen términos de diez años. Dichos acuerdos son renovados automáticamente por 10 años sujetos a la no renovación de cualquiera de las partes (con notificación a la otra parte). Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se reexpresan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del período.

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil es registrado en la moneda local de cada una de las subsidiarias en donde la inversión fue realizada y actualizada con los factores inflacionarios del país de origen y convertidos al tipo de cambio que se registró al final del periodo. El crédito mercantil es amortizado en un periodo no mayor a veinte años.

j) Deterioro del Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y de otros activos de larga duración para reconocer un deterioro en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos estimados de efectivo descontados que ese activo va a generar en el futuro contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio por la cantidad que exceda el valor en libros al valor de mercado.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones

de la Compañía. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company, se registra en la cuenta de "Otros activos".

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos largo plazo. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones, a través de fideicomisos irrevocables a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

n) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los mismos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

o) Gastos de Operación:
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

p) Impuesto Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son cargados a los resultados del año en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del año y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

q) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda local al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de

cambio de cierre del año. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero que se considera una cobertura económica de la misma adquisición

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero que se consideran como una cobertura económica de la misma adquisición

El resultado por posición monetaria de las subsidiarias en el extranjero es convertido a pesos mexicanos utilizando el tipo de cambio al cierre del año.

r) Instrumentos Financieros:
La Compañía contrata frecuentemente instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación. Si el instrumento se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio de 2001 como cambios en principios contables, neto de su efecto fiscal.

s) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores inflacionarios de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

t) Utilidad Neta Integral:
La utilidad neta integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en los Estados de Variaciones en las Cuentas del Capital Contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
4 REFRESCOS Y AGUAS MINERALES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORPORACION INTERAMERICANA DE BEBIDAS	EMBOTELLADO Y DISTRIBUCION	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(912,654)**	**0**
ASOCIADAS					
1 I.E.Q. S.A.	EMBOTELLADO	98,232	33.68	59,692	123,771
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	38,971
3 BETA SAN MIGUEL	AZUCAR	355,420	2.54	30,348	30,348
4 TAPON CORONA	MATERIAL DE EMPAQUE	547,960	40.00	20,285	22,123
5 MOLSON	BEBIDAS	745,739	0.74	228,254	216,892
6 METALFORMA		2,850	31.00	1,843	1,900
7 INDUSTRIA MEXICANA DE RECICLAJE, S.A. DE C.V.		30,277,000	30.27	30,277	30,277
8 OTRAS		2	2.00	6,759	7,401
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**413,612**	**471,683**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**471,683**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **2** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
COLOCACION PRIVADA	16/08/2004	9.40	0	0	0	0	0	0	0	0	1,151,230	0	0	0	0	0
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,302,460	0	0	0
WACHOVIA BANK	23/04/2010	1.97	0	0	0	0	0	0	0	0	0	0	0	0	0	575,615
SINDICADO VARIOS	01/05/2008	2.03	0	0	0	0	0	0	0	0	0	0	230,246	153,114	77,132	0
ABN A.M.R.O.	26/03/2010	2.44	0	0	0	0	0	0	0	0	0	0	0	0	0	575,615
SINDICADO VARIOS	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,501,246
CITIBANK VENEZUELA	31/12/2004	2.68	0	0	0	0	0	0	0	0	379,906	0	0	0	0	0
SANTANDER VENEZUELA	31/12/2004	2.11	0	0	0	0	0	0	0	0	115,123	0	0	0	0	0
COMERICA VENEZUELA	31/12/2004	2.23	0	0	0	0	0	0	0	0	115,123	0	0	0	0	0
B COLOMBIA	11/08/2005	10.54	0	0	0	0	0	0	0	0	0	0	280,369	0	0	0
RABOBANK INTERNATIONAL	02/12/2004	6.56	0	0	0	0	0	0	0	0	1,237	0	0	0	0	0
GE CAPITAL	02/01/2006	9.44	0	0	0	0	0	0	0	0	7,756	0	11,634	7,862	1,939	0
MERCANTIL DE VENEZUELA			0	0	0	0	0	0	0	0	18,495	0	0	0	0	0
CAJA MADRID	27/05/2009	2.09	0	0	0	0	0	0	0	0	0	0	0	0	0	172,685
STANDARD CHARTERED BANK	27/05/2010	1.99	0	0	0	0	0	0	0	0	0	0	0	0	0	575,615
VARIOS / INTERESES	24/03/2011		0	0	0	0	0	0	0	0	380,810	0	0	0	0	0
SCOTIA BANK INVERLAT	23/04/2010	7.40	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	07/12/2010	7.56	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/06/2011	7.47	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	29/06/2011	7.50	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
SINDICADO/VARIOS	12/11/2006	8.65	0	1,415,002	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	25/03/2011	7.40	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
B COLOMBIA	16/08/2006	9.63	0	0	0	0	0	0	0	0	0	0	0	191,902	0	0
B COLOMBIA	09/08/2007	10.70	0	0	0	0	0	0	0	0	0	0	0	0	146,058	0
TOTAL BANCARIOS			**0**	**6,065,002**	**0**	**0**	**0**	**0**	**0**	**0**	**2,169,480**	**0**	**2,824,729**	**352,678**	**225,129**	**5,400,776**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	20/04/2007	5.55	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/04/2008	6.80	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/08/2005	5.55	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/07/2008	6.80	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**0**	**10,000,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
CONCENTRADO			697,818	0	0	0	0	0	0	0	0	481,537	0	0	0	0
AZUCAR			186,990	0	0	0	0	0	0	0	0	72,951	0	0	0	0
FRUCTOSA			0	0	0	0	0	0	0	0	0	8,366	0	0	0	0
ENVASE			256,828	0	0	0	0	0	0	0	0	35,201	0	0	0	0
PREFORMA			171,124	0	0	0	0	0	0	0	0	132,701	0	0	0	0
EMPAQUE			29,494	0	0	0	0	0	0	0	0	131,688	0	0	0	0
ETIQUETA			2,952	0	0	0	0	0	0	0	0	3,512	0	0	0	0
REFACCIONES			2,234	0	0	0	0	0	0	0	0	70,006	0	0	0	0
OTROS			834,600	0	0	0	0	0	0	0	0	405,076	0	0	0	0
TOTAL PROVEEDORES			**2,182,040**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,321,018**	**0**	**0**	**0**	**0**
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS			948,689	0	0	0	0	0	0	0	1,308,837	0	29,775	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**948,689**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,308,837**	**0**	**29,775**	**0**	**0**	**0**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
TOTAL			3,130,729	16,065,002	0	0	0	0	0	0	3,476,317	1,321,018	2,854,504	352,678	225,129	5,400,776

OBSERVACIONES

LOS PRESTAMOS EN MONEDA EXTRANJERA ESTAN CONTRATADOS EN DOLARES AMERICANOS AL 30 DE JUNIO DE 2004 EL TIPO DE CAMBIO DEL PESO POR DOLAR AMERICANO ES 11.5123.

EXISTEN ALGUNOS PRESTAMOS CUYAS TASAS DE INTERESES CUENTAN CON COBERTURA ADICIONAL (SWAPS). EN ESTE CASO LAS TASAS, INCLUYENDO SWAPS, QUEDAN DE LA SIG. MANERA:

SINDICADO VARIOS 01/05/2008 4.06%
SCOTIA BANK INVERLAT 23/04/2010 10.13%
BBVA BANCOMER 25/03/2011 10.10%
CERTIFICADOS BURSATILES 18/04/2008 9.24%
CERTIFICADOS BURSATILES 16/07/2008 8.92%

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**29,859**	**343,746**	**8,136**	**93,664**	**437,410**
PASIVO	**820,531**	**9,446,199**	**120,892**	**1,391,745**	**10,837,944**
CORTO PLAZO	100,781	1,160,221	54,607	628,652	1,788,873
LARGO PLAZO	719,750	8,285,978	66,285	763,093	9,049,071
SALDO NETO	**(790,672)**	**(9,102,453)**	**(112,756)**	**(1,298,081)**	**(10,400,534)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES 11.5123

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	5,822,818	33,630,895	(27,808,077)	0.62	172,831
FEBRERO	5,173,042	30,719,199	(25,546,158)	0.59	152,809
MARZO	5,152,322	33,846,690	(28,694,368)	0.33	97,230
ABRIL	4,335,606	33,295,716	(28,960,110)	0.15	43,706
MAYO	6,417,379	35,190,406	(28,773,027)	(0.25)	(72,170)
JUNIO	4,947,293	33,496,246	(28,548,953)	0.16	45,880
ACTUALIZACION:	0	0	0	0.00	21,524
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	42,603
OTROS	0	0	0	0.00	0
TOTAL					**504,413**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,650,454	59
GUATEMALA	ELABORACION Y EMBOTELLADO	43,073	56
NICARAGUA	ELABORACION Y EMBOTELLADO	38,619	72
COSTA RICA	ELABORACION Y EMBOTELLADO	54,560	55
PANAMA	ELABORACION Y EMBOTELLADO	47,412	42
COLOMBIA	ELABORACION Y EMBOTELLADO	355,194	29
VENEZUELA	ELABORACION Y EMBOTELLADO	326,848	50
BRASIL	ELABORACION Y EMBOTELLADO	367,338	56
ARGENTINA	ELABORACION Y EMBOTELLADO	171,389	76

OBSERVACIONES

LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE CAJAS UNIDAD (CAJA DE 24 BOTELLAS DE 8 ONZAS).

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

TRIMESTRE: **2** AÑO: **2004**

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADC
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA	843,488	11,110,715	485,229	12,811,338		COCA-COLA, SPRITE, COCA-COLA LIGHT, SPRITE CERO, FANTA, FRESCA, CIEL, CIEL MINERALIZADA, DELAWARE PUNCH, SENZAO, BEAT, POWERADE, NESTEA, MICKEY AVENTURAS	CONSUMIDOR FIN/
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
TOTAL		11,110,715		12,811,338			

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **2** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA		0	410,003	8,831,136		COCA-COLA,	CONSUMIDOR FIN/
		0	0			AGUA CLUB K,	
		0	0			AGUA NATURAL,	
		0	0			AGUA NAYA, ALPINA	
		0	0			BAVARIA,	
		0	0			BLACK FIRE,	
		0	0			CANADA DRY	
		0	0			CHINOTTO,FANTA	
		0	0			FRESCA, GINGER ALE,	
		0	0			HI-C, HIT COLA,JUIZ	
		0	0			KAISER, KIST,	
		0	0			KUAT, COCA-COLA	
		0	0			LIGHT.	
		0	0			CEPITA, CARIOCA	
TOTAL				8,831,136			

OBSERVACIONES

EL VOLUMEN SE PRESENTA EN MILES DE CAJAS UNIDAD (24 BOTELLAS DE 8 OZ.).
LA PARTICIPACION DE MERCADO NO ESTA DISPONIBLE.
LAS VENTAS EN EL EXTRANJERO SON DE NUESTRAS SUBSIDIARIAS EN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA BRASIL Y ARGENTINA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: 2 ANO: **2004**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		10	844,078,519		844,078,519		375,097	
D		10	731,545,678			731,545,678	325,089	
L		10	270,750,000			270,750,000	120,317	
TOTAL			1,846,374,197	0	844,078,519	1,002,295,678	820,503	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,374,197

PROPORCION DE ACCIONES POR :

CPO's: 0
T.VINC.: 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen y de acuerdo con los principios de contabilidad generalmente aceptados en cada país. Para su incorporación en los estados financieros consolidados de la Compañía, son ajustados a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del año aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del año.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Cuando la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del resultado integral de financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el resultado integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el resultado integral de financiamiento.

Cuando la Compañía no designe una cobertura económica, la fluctuación cambiaria y la ganancia o pérdida por posición monetaria se registran dentro del resultado integral de financiamiento.

El resultado por posición monetaria y la ganancia o pérdida cambiaria en saldos intercompañias, denominados en moneda extrajera, que son considerados como una inversión de largo plazo ya que su liquidación no ha sido planeada en un futuro cercano, es reflejada como parte del resultado por conversión en el capital contable.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** FECHA: 28/07/2004 09:52
COCA-COLA FEMSA, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA. S.A. DE C.V.
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA :	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO .D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923472
E-MAIL:	idavila@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29
E-MAIL:	vchaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** FECHA: 28/07/2004 09:52

COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 081-51-00
FAX:	(55)5 292-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 081-51-00
FAX:	(55)5 292-34-73
E-MAIL:	fvillarreal@kof.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 081-51-00
FAX:	(55)5 292-34-73
E-MAIL:	htrevino@kof.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8 328-61-80
FAX:	(81)8 328-61-81
E-MAIL:	cealdanc@femsa.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **KOF** FECHA: 28/07/2004 09:52

COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99
E-MAIL:	dagon@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 081-51-20
FAX:	(55)5 292-34-74
E-MAIL:	afernandeze@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 081-51-00
FAX:	(55)5 292-34-73
E-MAIL:	jdavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)5 081-51-00
FAX:	(55)5 292-34-73
E-MAIL:	jdavila@kof.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ
DIRECTOR ADMINISTRATIVO Y DE FINANZAS

LIC. JAVIER EDUARDO DAVILA PARAS
DIRECTOR ADMINISTRATIVO

MEXICO, D.F., A 28 DE JULIO DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: July 29, 2004

By: ______________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer